Exhibit 99.2

ATENTO S.A. SOCIÉTÉ ANONYME
1 RUE HILDEGARD VON BINGEN
L-1282 LUXEMBOURG
R.C.S. LUXEMBOURG B 185.761
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VOTE BY PHONE - 1-800-690-6903
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VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge,
51 Mercedes Way, Edgewood, NY 11717.
ATENTO S.A.
The Board of Directors recommends you vote FOR the following:
Agenda of the Extraordinary General Meeting For Against Abstain
E1. Approval of the amendment of article thirteen (13) of the articles of association of the Company. ! ! !
Agenda of the Ordinary General Meeting
1. Approval of the appointment of Deloitte Audit, Société à responsabilité limitée as independent auditor (réviseur d’entreprises agréé) of the Company ! ! ! with respect to the nancial year ending on December 31, 2021 and, as a result, for a term which will expire after the annual general meeting of the shareholders of the Company approving the annual accounts as of December 31, 2021; and
2. Approval of the amendment of the existing 2014 Omnibus Plan of the Company to increase the number of shares of the Company authorized to be ! ! ! issued and/or allocated thereunder.
Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other duciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized ofcer.
Signature [PLEASE SIGN WITHIN BOX] Date Signature (Joint Owners) Date
TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:
D40475-S20600 KEEP THIS PORTION FOR YOUR RECORDS
THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED. DETACH AND RETURN THIS PORTION ONLY

Important Notice Regarding the Availability of Proxy Materials for the Extraordinary and Ordinary General Meeting:
The Notice, the Proxy Statement, the 2014 Omnibus Incentive Plan, and a proposed draft of the amended and restated articles of association of the Company are available at www.proxyvote.com
D40476-S20600
ATENTO S.A.
Extraordinary and Ordinary General Meeting of Shareholders April 2, 2021 9:00 AM CET
This proxy is solicited by the Board of Directors The shareholder(s) hereby appoint(s) Raphaël Collin and Flavien Carbone, or any of them, as proxies, each with the power to appoint his substitute, and hereby authorize(s) them to represent and to vote, as designated on the reverse side of this ballot, all of the ordinary shares of ATENTO S.A. that the shareholder(s) is/are entitled to vote at the Extraordinary and Ordinary General Meeting of Shareholders to be held starting at 9:00 AM, Central European Time on April 2, 2021, at the ofﬁces of Matre Jacques Kesseler at 13, Route de Luxembourg, L-4761 Ptange, Grand Duchy of Luxembourg, and any adjournment or postponement thereof.
This proxy, when properly executed, will be voted in the manner directed herein. If no such direction is made, this proxy will be voted in accordance with the Board of Directors’ recommendations.
Continued and to be signed on reverse side